UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                      The Reader's Digest Association, Inc.
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                                (Name of Issuer)


             Class B Voting Common Stock (par value $.01 per share)
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                         (Title of Class of Securities)


                                   755267-20-0
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                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |     Rule 13d-1(b)
| |     Rule 13d-1(c)
|X|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  755267-20-0

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     1)      Name of Reporting Person
             I.R.S. Identification No. of Above Person

             Lila Wallace-Reader's Digest Fund, Inc.

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     2)      Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)    [X]
             (b)    [ ]

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     3)      SEC Use Only

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     4)      Citizenship or Place of Organization

             New York

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                         (5)  Sole Voting Power              3,108,041
Number of Shares         -------------------------------------------------------
Beneficially             (6)  Shared Voting Power            None
Owned by Each            -------------------------------------------------------
Reporting Person         (7)  Sole Dispositive Power         3,108,041
With                     -------------------------------------------------------
                         (8)  Shared Dispositive Power       None
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     9)      Aggregate Amount Beneficially Owned by Each Reporting Person

             6,216,082 shares
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    10)      Check Box if the Aggregate Amount in Row (9) Excludes Certain
             Shares (See Instructions)
               [  ]
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    11)      Percent of Class Represented by Amount in Row 9

             50.0%
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    12)      Type of Reporting Person (See Instructions)

             CO
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


Schedule 13G/A

Item 1 (a)   Name of Issuer:

             The Reader's Digest Association, Inc.

Item 1 (b)   Address of Issuer's Principal Executive Offices:

             Pleasantville, New York 10570-7000.

Item 2 (a)   Name of Person Filing:

             Lila Wallace-Reader's Digest Fund, Inc. (the "Filing Person").

Item 2 (b)   Address of Principal Business Office:

             Two Park Avenue, 23rd Floor, New York, New York 10016.

Item 2 (c)   Citizenship:

             The person filing is a corporation organized under the Not-for-Profit Corporation Law of the State of New York.

Item 2 (d)   Title of Class of Securities:

             Class B Voting Common Stock (par value $.01 per share) (the "Class B Shares").

Item 2 (e)   CUSIP Number:

             755267-20-0.

Item 3       Not applicable.

Item 4       Ownership:

    (a) Amount Beneficially Owned:            6,216,082*
    (b) Percent of Class:                     50.0%
    (c) Number of Shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:                3,108,041
        (ii)  Shared power to vote or to direct the vote:              none
        (iii) Sole power to dispose or to direct the disposition of:   3,108,041
        (iv)  Shared power to dispose or to direct the disposition of: none

--------
* Includes 3,108,041 Class B Shares owned by the Filing Person and 3,108,041 Class B Shares owned by the DeWitt Wallace-Reader's Digest Fund, Inc., in each case as of December 31, 1999.

Item 5       Ownership of Five Percent or Less of a Class:

             Not Applicable.

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

             Not Applicable.

Item 8       Identification and Classification of Members of the Group:

             This Schedule is filed pursuant to Rule 13d-1(d).
             The members of the group are (i) the Filing Person and (ii) the DeWitt Wallace-Reader's Digest Fund,
             Inc. See Exhibit (a)(1).

Item 9       Notice of Dissolution of Group:

             Not Applicable.

Item 10      Certification:

             (a)      Not Applicable.
             (b)      Not Applicable.

                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              LILA WALLACE-READER'S
                                              DIGEST FUND, INC.

Dated:   February 4, 2000                     By: /s/    M. Christine DeVita
                                                  ------------------------------
                                                  Name:  M. Christine DeVita
                                                  Title: President

                                                                  Exhibit (a)(1)

IDENTIFICATION OF EACH MEMBER OF THE GROUP

The name and address of the each member of the group are as follow:

Lila Wallace-Reader's Digest Fund, Inc.
Two Park Avenue
23rd Floor
New York, New York 10016

DeWitt Wallace-Reader's Digest Fund, Inc.
Two Park Avenue
23rd Floor
New York, New York 10016